UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|         Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|               No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.                        _______________________________
                                                       (Registrant)

Date: February 27, 2006.                         By: ___________________________
                                                  Name: Luis Garcia Limon
                                                  Title: Chief Executive Officer

GRUPO [LOGO]
SIMEC

PRESS RELEASE                        Contact: Adolfo Luna Luna
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 33 1057 5740

    GRUPO SIMEC ANNOUNCES PRELIMINARY (UNAUDITED) RESULTS OF OPERATIONS FOR
                        THE YEAR ENDED DECEMBER 31, 2005

GUADALAJARA, MEXICO, February 22, 2006- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its preliminary (unaudited) results of operations for the year ended December 31, 2005. Net sales increased 122% to Ps. 13,064 million in 2005 compared to Ps. 5,872 million in 2004, primarily due to the inclusion for the full year 2005 of net sales generated by the plants in Apizaco and Cholula acquired in August 2004, of Ps. 2,732 million as well as Ps. 6,328 million generated by the newly acquired plants of PAV Republic, Inc. ("Republic") in July 2005. Simec recorded net income of Ps. 1,326 million in 2005 versus net income of Ps. 1,453 million in 2004.

On July 22, 2005 Simec and its parent company Industrias CH, S.A. de C.V. ("ICH") acquired 100% of the stock of Republic. Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At December 30, 2005, the total amount of Republic's liabilities was U.S. $37.7 million (Ps. 407 million), with a weighted average cost per year of 5.87%. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, are the largest producer of this kind of steel in North America.

On September 10, 2004, Simec completed the acquisition of the property, plant and equipment and inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec's total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began to operate the plants on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec's financial results as of such date.

Simec sold 1,722,315 metric tons of basic steel products during 2005 (including 413,925 metric tons produced by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons produced by the newly acquired plants of Republic), an increase of 123% as compared to 773,297 metric tons in 2004 (including 155,614 metric tons produced by the newly acquired plants in Apizaco and Cholula). Exports (including sales by U.S. subsidiaries) of basic steel products were 809,083 metric tons in 2005 (including 19,261 metric tons produced by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) versus 97,126 metric tons in 2004. Additionally Simec sold 14,487 metric tons of billet in 2005 as compared to 41,832 metric tons of billet in 2004. Prices of finished products (excluding the sales of Republic) sold in 2005 decreased 14% in real terms versus 2004.

Simec's direct cost of sales increased 206% to Ps. 10,426 million in 2005 (including Ps. 2,015 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 5,942 million relating to the newly acquired plants of Republic, including $17.6 million, Ps. 194 million, of costs related to the application of the Financial Accounting Standard Board "FASB" 141, although this provision did not affect the cash flow of Simec) compared to Ps.

3,413 million in 2004 (including Ps. 862 million relating to the newly acquired plants in Apizaco and Cholula). The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 versus 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 1,011 million during 2005 (including Ps. 247 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 277 million relating to the newly acquired plants of Republic), compared to Ps. 590 million in 2004 (including Ps. 75 million relating to the newly acquired plants in Apizaco and Cholula).

Simec's operating income decreased 13% to Ps. 1,627 million during 2005 (including Ps. 470 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 109 million relating to the newly acquired plants of Republic) from Ps. 1,869 million in 2004 (including Ps. 296 million relating to the newly acquired plants in Apizaco and Cholula). Operating income was 12% of net sales in 2005 compared to 32% of net sales in 2004.

Simec recorded other expense, net, from other financial operations of Ps. 15 million in 2005 compared to other expense, net, of Ps. 38 million in 2004. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 129 million in 2005 versus a provision of Ps. 341 million in 2004.

Simec recorded financial expense of Ps. 129 million in 2005 compared to financial expense of Ps. 37 million in 2004 as a result of (i) net interest expense of Ps. 11 million in 2005 compared to Ps. 6 million of net interest income in 2004, (ii) an exchange loss of Ps. 86 million in 2005 compared to an exchange gain of Ps. 4 million in 2004 reflecting an increase of 4.3% in the value of the peso versus the dollar in 2005 compared to a decrease of 0.3% in the value of the peso versus the dollar in 2004 and (iii) a loss from monetary position of Ps. 32 million in 2005 compared to a loss from monetary position of Ps. 32 million in 2004, reflecting the domestic inflation rate of 3.3% in 2005 compared to the domestic inflation rate of 5.2% in 2004 and lower debt levels during the 2005 period.

At December 31, 2005, Simec's total consolidated debt consisted of approximately $38 million of U.S. dollar-denominated debt. At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2005.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2005 AND 2004
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
REF                               CATEGORIES                                  QUARTER OF PRESENT      QUARTER OF PREVIOUS
                                                                                FINANCIAL YEAR           FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   S                                                                       AMOUNT             %      AMOUNT             %
---------------------------------------------------------------------------------------------------------------------------
       1 TOTAL ASSETS                                                    14,648,377          100    9,245,551          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       2 CURRENT ASSETS                                                   6,937,320           47    2,895,211           31
---------------------------------------------------------------------------------------------------------------------------
       3 CASH AND SHORT-TERM INVESTMENTS                                    211,895            1      523,341            6
---------------------------------------------------------------------------------------------------------------------------
       4 ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                          2,555,215           17      995,276           11
---------------------------------------------------------------------------------------------------------------------------
       5 OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                            231,933            2      200,231            2
---------------------------------------------------------------------------------------------------------------------------
       6 INVENTORIES                                                      3,656,372           25    1,167,486           13
---------------------------------------------------------------------------------------------------------------------------
       7 OTHER CURRENT ASSETS                                               281,905            2        8,877            0
---------------------------------------------------------------------------------------------------------------------------
       8 LONG-TERM                                                                0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
       9 ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      10 INVESTMENT IN SHARES OF SUBSIDIARIES
         AND NON-CONSOLIDATED                                                     0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      11 OTHER INVESTMENTS                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      12 PROPERTY, PLANT AND EQUIPMENT                                    6,961,902           48    6,036,933           65
---------------------------------------------------------------------------------------------------------------------------
      13 PROPERTY                                                         2,361,696           16    2,252,229           24
---------------------------------------------------------------------------------------------------------------------------
      14 MACHINERY AND INDUSTRIAL                                         6,298,551           43    6,121,557           66
---------------------------------------------------------------------------------------------------------------------------
      15 OTHER EQUIPMENT                                                    186,142            1      156,204            2
---------------------------------------------------------------------------------------------------------------------------
      16 ACCUMULATED DEPRECIATION                                         2,391,227           16    2,504,568           27
---------------------------------------------------------------------------------------------------------------------------
      17 CONSTRUCTION IN PROGRESS                                           506,740            3       11,511            0
---------------------------------------------------------------------------------------------------------------------------
      18 DEFERRED ASSETS (NET)                                              749,155            5      313,407            3
---------------------------------------------------------------------------------------------------------------------------
      19 OTHER ASSETS                                                             0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      20 TOTAL LIABILITIES                                                4,536,800          100    2,442,479          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      21 CURRENT LIABILITIES                                              2,149,017           47      939,633           38
---------------------------------------------------------------------------------------------------------------------------
      22 SUPPLIERS                                                        1,388,258           31      608,494           25
---------------------------------------------------------------------------------------------------------------------------
      23 BANK LOANS                                                          17,646            0      158,223            6
---------------------------------------------------------------------------------------------------------------------------
      24 STOCK MARKET LOANS                                                   3,255            0        3,515            0
---------------------------------------------------------------------------------------------------------------------------
      25 TAXES TO BE PAID                                                    73,788            2       39,914            2
---------------------------------------------------------------------------------------------------------------------------
      26 OTHER CURRENT LIABILITIES                                          666,070           15      129,487            5
---------------------------------------------------------------------------------------------------------------------------
      27 LONG-TERM LIABILITIES                                              389,019            9            0            0
---------------------------------------------------------------------------------------------------------------------------
      28 BANK LOANS                                                         389,019            9            0            0
---------------------------------------------------------------------------------------------------------------------------
      29 STOCK MARKET LOANS                                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      30 OTHER LOANS                                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      31 DEFERRED LOANS                                                   1,998,764           44    1,502,846           62
---------------------------------------------------------------------------------------------------------------------------
      32 OTHER LIABILITIES                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      33 CONSOLIDATED STOCKHOLDERS' EQUITY                               10,111,577          100    6,803,072          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      34 MINORITY INTEREST                                                1,808,236           18          320            0
---------------------------------------------------------------------------------------------------------------------------
      35 MAJORITY INTEREST                                                8,303,341           82    6,802,752          100
---------------------------------------------------------------------------------------------------------------------------
      36 CONTRIBUTED CAPITAL                                              4,750,865           47    4,292,959           63
---------------------------------------------------------------------------------------------------------------------------
      37 PAID-IN CAPITAL STOCK (NOMINAL)                                  2,012,147           20    1,948,155           29
---------------------------------------------------------------------------------------------------------------------------
      38 RESTATEMENT OF PAID-IN CAPITAL STOCK                             1,441,901           14    1,438,321           21
---------------------------------------------------------------------------------------------------------------------------
      39 PREMIUM ON SALES OF SHARES                                         839,561            8      677,661           10
---------------------------------------------------------------------------------------------------------------------------
      40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                         457,256            5      228,822            3
---------------------------------------------------------------------------------------------------------------------------
      41 CAPITAL INCREASE (DECREASE)                                      3,552,476           35    2,509,793           37
---------------------------------------------------------------------------------------------------------------------------
      42 RETAINED EARNINGS AND CAPITAL RESERVE                            3,131,825           31    1,678,600           25
---------------------------------------------------------------------------------------------------------------------------
      43 REPURCHASE FUND OF SHARES                                           87,031            1       87,031            1
---------------------------------------------------------------------------------------------------------------------------
      44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY          (992,611)        (10)    (709,063)         (10)
---------------------------------------------------------------------------------------------------------------------------
      45 NET INCOME FOR THE YEAR                                          1,326,231           13    1,453,225           21
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          BREAKDOWN OF MAIN CATEGORIES
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                              FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   S                                                                        AMOUNT            %        AMOUNT           %
---------------------------------------------------------------------------------------------------------------------------
       3 CASH AND SHORT-TERM INVESTMENTS                                    211,895          100      523,341          100
---------------------------------------------------------------------------------------------------------------------------
      46 CASH                                                                75,317           36      177,186           34
---------------------------------------------------------------------------------------------------------------------------
      47 SHORT-TERM INVESTMENTS                                             136,578           64      346,155           66
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      18 DEFERRED ASSETS (NET)                                              749,155          100      313,407          100
---------------------------------------------------------------------------------------------------------------------------
      48 AMORTIZED OR REDEEMED EXPENSES                                     563,203           75      237,751           76
---------------------------------------------------------------------------------------------------------------------------
      49 GOODWILL                                                           167,839           22            0            0
---------------------------------------------------------------------------------------------------------------------------
      50 DEFERRED TAXES                                                           0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      51 OTHERS                                                              18,113            2       75,656           24
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      21 CURRENT LIABILITIES                                              2,149,017          100      939,633          100
---------------------------------------------------------------------------------------------------------------------------
      52 FOREIGN CURRENCY LIABILITIES                                     1,478,213           69      385,447           41
---------------------------------------------------------------------------------------------------------------------------
      53 MEXICAN PESOS LIABILITIES                                          670,804           31      554,186           59
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      24 STOCK MARKET LOANS                                                   3,255          100        3,515          100
---------------------------------------------------------------------------------------------------------------------------
      54 COMMERCIAL PAPER                                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      55 CURRENT MATURITIES OF MEDIUM TERM NOTES                              3,255          100        3,515          100
---------------------------------------------------------------------------------------------------------------------------
      56 CURRENT MATURITIES OF BONDS                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      26 OTHER CURRENT LIABILITIES                                          666,070          100      129,487          100
---------------------------------------------------------------------------------------------------------------------------
      57 OTHER CURRENT LIABILITIES WITH COST                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      58 OTHER CURRENT LIABILITIES WITHOUT COST                             666,070          100      129,487          100
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      27 LONG-TERM LIABILITIES                                              389,019          100            0            0
---------------------------------------------------------------------------------------------------------------------------
      59 FOREIGN CURRENCY LIABILITIES                                       389,019          100            0            0
---------------------------------------------------------------------------------------------------------------------------
      60 MEXICAN PESOS LIABILITIES                                                0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      29 STOCK MARKET LOANS                                                       0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      61 BONDS                                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      62 MEDIUM TERM NOTES                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      30 OTHER LOANS                                                              0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      63 OTHER LOANS WITH COST                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      64 OTHER LOANS WITHOUT COST                                                 0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      31 DEFERRED LOANS                                                   1,998,764          100    1,502,846          100
---------------------------------------------------------------------------------------------------------------------------
      65 NEGATIVE GOODWILL                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      66 DEFERRED TAXES                                                   1,864,393           93    1,480,919           99
---------------------------------------------------------------------------------------------------------------------------
      67 OTHERS                                                             134,371            7       21,927            1
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      32 OTHER LIABILITIES                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      68 RESERVES                                                                 0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      69 OTHER LIABILITIES                                                        0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS"  EQUITY        (992,611)       (100)    (709,063)        (100)
---------------------------------------------------------------------------------------------------------------------------
      70 ACCUMULATED INCOME DUE TO MONETARY POSITION                       (992,611)       (100)    (709,063)        (100)
---------------------------------------------------------------------------------------------------------------------------
      71 INCOME FROM NON-MONETARY POSITION ASSETS                                 0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (thousands of pesos)

----------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                   QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                                                 FINANCIAL YEAR            FINANCIAL YEAR
----------------------------------------------------------------------------------------------------------------------------
   S                                                                                 AMOUNT                    AMOUNT
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
   72    WORKING CAPITAL                                                            4,788,303                 1,955,578
----------------------------------------------------------------------------------------------------------------------------
   73    PENSIONS FUND AND SENIORITY PREMIUMS                                               0                         0
----------------------------------------------------------------------------------------------------------------------------
   74    EXECUTIVES (*)                                                                    51                        22
----------------------------------------------------------------------------------------------------------------------------
   75    EMPLOYERS (*)                                                                  1,161                       802
----------------------------------------------------------------------------------------------------------------------------
   76    WORKERS (*)                                                                    3,148                     1,194
----------------------------------------------------------------------------------------------------------------------------
   77    COMMON SHARES (*)                                                        137,929,599               133,542,984
----------------------------------------------------------------------------------------------------------------------------
   78    REPURCHASED SHARES (*)                                                             0                         0
----------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                 FROM JANUARY 1 TO DECEMBER 31 OF 2005 AND 2004
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                              FINANCIAL YEAR             FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   R                                                                      AMOUNT              %      AMOUNT             %
---------------------------------------------------------------------------------------------------------------------------
       1 NET SALES                                                       13,064,417          100    5,872,194          100
---------------------------------------------------------------------------------------------------------------------------
       2 COST OF SALES                                                   10,426,622           80    3,412,873           58
---------------------------------------------------------------------------------------------------------------------------
       3 GROSS INCOME                                                     2,637,795           20    2,459,321           42
---------------------------------------------------------------------------------------------------------------------------
       4 OPERATING EXPENSES                                               1,010,966            8      589,445           10
---------------------------------------------------------------------------------------------------------------------------
       5 OPERATING INCOME                                                 1,626,829           12    1,869,876           32
---------------------------------------------------------------------------------------------------------------------------
       6 TOTAL FINANCING COST                                               128,734            1       37,390            1
---------------------------------------------------------------------------------------------------------------------------
       7 INCOME AFTER FINANCING COST                                      1,498,095           11    1,832,486           31
---------------------------------------------------------------------------------------------------------------------------
       8 OTHER FINANCIAL OPERATIONS                                          15,072            0       37,878            1
---------------------------------------------------------------------------------------------------------------------------
       9 INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                  1,483,023           11    1,794,608           31
---------------------------------------------------------------------------------------------------------------------------
      10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                      128,613            1      341,383            6
---------------------------------------------------------------------------------------------------------------------------
      11 NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING               1,354,410           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
      12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED
         ASSOCIATES                                                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      13 CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS               1,354,410           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
      14 INCOME FROM DISCONTINUOUS OPERATIONS                                     0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      15 CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS               1,354,410           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
      16 EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      17 NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
         ACCOUNTING PRINCIPLES                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      18 NET CONSOLIDATED INCOME                                          1,354,410           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------
      19 NET INCOME OF MINORITY INTEREST                                     28,179            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      20 NET INCOME OF MAJORITY INTEREST                                  1,326,231           10    1,453,225           25
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                              FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   R                                                                      AMOUNT              %       AMOUNT            %
---------------------------------------------------------------------------------------------------------------------------
       1 NET SALES                                                       13,064,417          100    5,872,194          100
---------------------------------------------------------------------------------------------------------------------------
      21 DOMESTIC                                                         5,922,019           45    5,245,184           89
---------------------------------------------------------------------------------------------------------------------------
      22 FOREIGN                                                          7,142,398           55      627,010           11
---------------------------------------------------------------------------------------------------------------------------
      23 TRANSLATED INTO DOLLARS (***)                                      653,202                    52,468
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       6 TOTAL FINANCING COST                                               128,734          100       37,390          100
---------------------------------------------------------------------------------------------------------------------------
      24 INTEREST PAID                                                       34,602           27       16,778           45
---------------------------------------------------------------------------------------------------------------------------
      25 EXCHANGE LOSSES                                                     86,464           67            0            0
---------------------------------------------------------------------------------------------------------------------------
      26 INTEREST EARNED                                                     24,008           19       22,532           60
---------------------------------------------------------------------------------------------------------------------------
      27 EXCHANGE PROFITS                                                         0            0        3,961           11
---------------------------------------------------------------------------------------------------------------------------
      28 (GAIN) LOSS FROM MONETARY POSITION                                  31,676           25       47,105          126
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       8 OTHER FINANCIAL OPERATIONS                                          15,072          100       37,878          100
---------------------------------------------------------------------------------------------------------------------------
      29 OTHER NET EXPENSES (INCOME) NET                                     15,072          100       37,878          100
---------------------------------------------------------------------------------------------------------------------------
      30 (PROFIT) LOSS ON SALE OF OWN SHARES                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      31 (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                          0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                      128,613          100      341,383          100
---------------------------------------------------------------------------------------------------------------------------
      32 INCOME TAX                                                         120,858           94       22,987            7
---------------------------------------------------------------------------------------------------------------------------
      33 DEFERRED INCOME TAX                                                  7,755            6      318,396           93
---------------------------------------------------------------------------------------------------------------------------
      34 WORKERS' PROFIT SHARING                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      35 DEFERRED WORKERS' PROFIT SHARING                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   R                                                                            AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
   36    TOTAL SALES                                                              13,781,729                 6,210,213
---------------------------------------------------------------------------------------------------------------------------
   37    NET FISCAL INCOME OF THE YEAR                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
   38    NET SALES (**)                                                           13,064,417                 5,872,194
---------------------------------------------------------------------------------------------------------------------------
   39    OPERATION INCOME (**)                                                     1,626,829                 1,869,876
---------------------------------------------------------------------------------------------------------------------------
   40    NET INCOME OF MAJORITY INTEREST (**)                                      1,326,231                 1,453,225
---------------------------------------------------------------------------------------------------------------------------
   41    NET CONSOLIDATED INCOME (**)                                              1,354,410                 1,453,225
---------------------------------------------------------------------------------------------------------------------------

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

              CONSOLIDATED EARNING STATEMENT OF THE FOURTH QUARTER
                 FROM OCTOBER 1 TO DECEMBER 31 OF 2005 AND 2004
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                              FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   R                                                                        AMOUNT            %      AMOUNT             %
---------------------------------------------------------------------------------------------------------------------------
       1 NET SALES                                                        4,949,160          100    1,790,500          100
---------------------------------------------------------------------------------------------------------------------------
       2 COST OF SALES                                                    4,318,269           87    1,088,160           61
---------------------------------------------------------------------------------------------------------------------------
       3 GROSS INCOME                                                       630,891           13      702,340           39
---------------------------------------------------------------------------------------------------------------------------
       4 OPERATING EXPENSES                                                 337,769            7      162,558            9
---------------------------------------------------------------------------------------------------------------------------
       5 OPERATING INCOME                                                   293,122            6      539,782           30
---------------------------------------------------------------------------------------------------------------------------
       6 TOTAL FINANCING COST                                                42,165            1       20,802            1
---------------------------------------------------------------------------------------------------------------------------
       7 INCOME AFTER FINANCING COST                                        250,957            5      518,980           29
---------------------------------------------------------------------------------------------------------------------------
       8 OTHER FINANCIAL OPERATIONS                                          30,419            1       55,067            3
---------------------------------------------------------------------------------------------------------------------------
       9 INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING                    220,538            4      463,913           26
---------------------------------------------------------------------------------------------------------------------------
      10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                    (114,275)            2      106,823            6
---------------------------------------------------------------------------------------------------------------------------
      11 NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING                 334,813            7      357,090           20
---------------------------------------------------------------------------------------------------------------------------
      12 SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED
         ASSOCIATES                                                               0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      13 CONSOLIDATED NET INCOME FROM CONTINUOUS OPERATIONS                 334,813            7      357,090           20
---------------------------------------------------------------------------------------------------------------------------
      14 INCOME FROM DISCONTINUOUS OPERATIONS                                     0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      15 CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS                 334,813            7      357,090           20
---------------------------------------------------------------------------------------------------------------------------
      16 EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      17 NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN
         ACCOUNTING PRINCIPLES                                                    0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      18 NET CONSOLIDATED INCOME                                            334,813            7      357,090           20
---------------------------------------------------------------------------------------------------------------------------
      19 NET INCOME OF MINORITY INTEREST                                        488            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      20 NET INCOME OF MAJORITY INTEREST                                    334,325            7      357,090           20
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

              CONSOLIDATED EARNING STATEMENT OF THE FOURTH QUARTER
                           BREAKDOWN OF MAIN CONCEPTS
                 FROM OCTOBER 1 TO DECEMBER 31 OF 2005 AND 2004
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                                QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                              FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   R                                                                        AMOUNT            %       AMOUNT            %
---------------------------------------------------------------------------------------------------------------------------
       1 NET SALES                                                        4,949,160          100    1,790,500          100
---------------------------------------------------------------------------------------------------------------------------
      21 DOMESTIC                                                         1,326,712           27    1,628,441           91
---------------------------------------------------------------------------------------------------------------------------
      22 FOREIGN                                                          3,622,448           73      162,059            9
---------------------------------------------------------------------------------------------------------------------------
      23 TRANSLATED INTO DOLLARS (***)                                      334,254                    13,863
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       6 TOTAL FINANCING COST                                                42,165          100       20,802          100
---------------------------------------------------------------------------------------------------------------------------
      24 INTEREST PAID                                                       18,342           44        1,117            5
---------------------------------------------------------------------------------------------------------------------------
      25 EXCHANGE LOSSES                                                     16,376           39        8,171           39
---------------------------------------------------------------------------------------------------------------------------
      26 INTEREST EARNED                                                      6,154           15        3,254           16
---------------------------------------------------------------------------------------------------------------------------
      27 EXCHANGE PROFITS                                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      28 (GAIN) LOSS FROM MONETARY POSITION                                  13,601           32       14,768           71
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
       8 OTHER FINANCIAL OPERATIONS                                          30,419          100       55,067          100
---------------------------------------------------------------------------------------------------------------------------
      29 OTHER NET EXPENSES (INCOME) NET                                     30,419          100       55,067          100
---------------------------------------------------------------------------------------------------------------------------
      30 (PROFIT) LOSS ON SALE OF OWN SHARES                                      0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      31 (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                          0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
      10 RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                    (114,275)          100      106,823          100
---------------------------------------------------------------------------------------------------------------------------
      32 INCOME TAX                                                       (273,475)        (239)        (655)          (1)
---------------------------------------------------------------------------------------------------------------------------
      33 DEFERRED INCOME TAX                                                159,200          139      107,478          101
---------------------------------------------------------------------------------------------------------------------------
      34 WORKERS' PROFIT SHARING                                                  0            0            0            0
---------------------------------------------------------------------------------------------------------------------------
      35 DEFERRED WORKERS' PROFIT SHARING                                         0            0            0            0
---------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO DECEMBER 31 OF 2005 AND 2004
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   C                                                                            AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
   1     CONSOLIDATED NET INCOME                                                   1,354,410                 1,453,225
---------------------------------------------------------------------------------------------------------------------------
   2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                       373,938                   555,332
---------------------------------------------------------------------------------------------------------------------------
   3     CASH FLOW FROM NET INCOME OF THE YEAR                                     1,728,348                 2,008,557
---------------------------------------------------------------------------------------------------------------------------
   4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                                (3,003,334)               (1,099,210)
---------------------------------------------------------------------------------------------------------------------------
   5     CASH GENERATED (USED) IN OPERATING ACTIVITIES                           (1,274,986)                   909,347
---------------------------------------------------------------------------------------------------------------------------
   6     CASH FLOW FROM EXTERNAL FINANCING                                         2,039,487                   148,142
---------------------------------------------------------------------------------------------------------------------------
   7     CASH FLOW FROM INTERNAL FINANCING                                           457,906                   253,356
---------------------------------------------------------------------------------------------------------------------------
   8     CASH FLOW GENERATED (USED) BY FINANCING                                   2,497,393                   401,498
---------------------------------------------------------------------------------------------------------------------------
   9     CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                     (1,533,853)               (1,348,524)
---------------------------------------------------------------------------------------------------------------------------
   10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                (311,446)                  (37,679)
---------------------------------------------------------------------------------------------------------------------------
   11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                  523,341                   561,020
---------------------------------------------------------------------------------------------------------------------------
   12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                        211,895                   523,341
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   C                                                                            AMOUNT                    AMOUNT
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                       373,938                   555,332
---------------------------------------------------------------------------------------------------------------------------
   13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                                  327,964                   220,980
---------------------------------------------------------------------------------------------------------------------------
   14    + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY
         PREMIUMS                                                                          0                     1,329
---------------------------------------------------------------------------------------------------------------------------
   15    + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                                                   0
---------------------------------------------------------------------------------------------------------------------------
   16    + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
         ACTUALIZATION                                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
   17    + (-) OTHER ITEMS                                                                 0                         0
---------------------------------------------------------------------------------------------------------------------------
   40    + (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA                                 45,974                   333,023
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    4    CASH FLOW CHANGE IN WORKING CAPITAL                                     (3,003,334)               (1,099,210)
---------------------------------------------------------------------------------------------------------------------------
   18    + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES                        (1,559,939)                 (526,469)
---------------------------------------------------------------------------------------------------------------------------
   19    + (-) DECREASE (INCREASE) IN INVENTORIES                                (2,488,886)                 (853,482)
---------------------------------------------------------------------------------------------------------------------------
   20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                    (304,730)                 (168,909)
---------------------------------------------------------------------------------------------------------------------------
   21    + (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT                               779,764                   383,549
---------------------------------------------------------------------------------------------------------------------------
   22    + (-) DECREASE (INCREASE) IN OTHER LIABILITIES                              570,457                    66,101
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    6    CASH FLOW FROM EXTERNAL FINANCING                                         2,039,487                   148,142
---------------------------------------------------------------------------------------------------------------------------
   23    + SHORT-TERM BANK AND STOCK MARKET FINANCING                                 17,386                   157,018
---------------------------------------------------------------------------------------------------------------------------
   24    + LONG-TERM BANK AND STOCK MARKET FINANCING                                 389,019                         0
---------------------------------------------------------------------------------------------------------------------------
   25    + DIVIDEND RECEIVED                                                               0                         0
---------------------------------------------------------------------------------------------------------------------------
   26    OTHER FINANCING                                                           1,791,305                    10,829
---------------------------------------------------------------------------------------------------------------------------
   27    BANK FINANCING AMORTIZATION                                               (158,223)                  (19,705)
---------------------------------------------------------------------------------------------------------------------------
   28    (-) STOCK MARKET AMORTIZATION                                                     0                         0
---------------------------------------------------------------------------------------------------------------------------
   29    (-) OTHER FINANCING AMORTIZATION                                                  0                         0
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    7    CASH FLOW FROM INTERNAL FINANCING                                           457,906                   253,356
---------------------------------------------------------------------------------------------------------------------------
   30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                   67,572                    24,534
---------------------------------------------------------------------------------------------------------------------------
   31    (-) DIVIDENDS PAID                                                                0                         0
---------------------------------------------------------------------------------------------------------------------------
   32    + PREMIUM ON SALE OF SHARES                                                 161,900                         0
---------------------------------------------------------------------------------------------------------------------------
   33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                 228,434                   228,822
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    9    CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES                 (1,533,853)               (1,348,524)
---------------------------------------------------------------------------------------------------------------------------
   34    + (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A
         PERMANENT NATURE                                                                  0                         0
---------------------------------------------------------------------------------------------------------------------------
   35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                        (1,563,953)               (1,276,672)
---------------------------------------------------------------------------------------------------------------------------
   36    (-) INCREASE IN CONSTRUCTION PROGRESS                                             0                         0
---------------------------------------------------------------------------------------------------------------------------
   37    + SALE OF OTHER PERMANET INVESTMENTS                                              0                         0
---------------------------------------------------------------------------------------------------------------------------
   38    + SALE OF TANGIBLE FIXED ASSETS                                                   0                         0
---------------------------------------------------------------------------------------------------------------------------
   39    + (-) OTHER ITEMS                                                            30,100                  (71,852)
---------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

--------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                                            FINANCIAL YEAR            FINANCIAL YEAR
--------------------------------------------------------------------------------------------------------------------------
   P
--------------------------------------------------------------------------------------------------------------------------
         YIELD
--------------------------------------------------------------------------------------------------------------------------
   1     NET INCOME TO NET SALES                                                10.37%                    24.75%
--------------------------------------------------------------------------------------------------------------------------
   2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                15.97%                    21.36%
--------------------------------------------------------------------------------------------------------------------------
   3     NET INCOME TO TOTAL ASSETS (**)                                         9.25%                    15.72%
--------------------------------------------------------------------------------------------------------------------------
   4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
--------------------------------------------------------------------------------------------------------------------------
   5     INCOME DUE TO MONETARY POSITION TO NET INCOME                          (2.34)%                   (3.24)%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
--------------------------------------------------------------------------------------------------------------------------
   6     NET SALES TO NET ASSETS (**)                                         0.89 times                0.64 times
--------------------------------------------------------------------------------------------------------------------------
   7     NET SALES TO FIXED ASSETS (**)                                       1.88 times                0.97 times
--------------------------------------------------------------------------------------------------------------------------
   8     INVENTORIES ROTATION (**)                                            2.85 times                2.92 times
--------------------------------------------------------------------------------------------------------------------------
   9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   61 days                   53 days
--------------------------------------------------------------------------------------------------------------------------
   10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       8.44%                    10.37%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
--------------------------------------------------------------------------------------------------------------------------
   11    TOTAL LIABILITIES TO TOTAL ASSETS                                      30.97%                    26.42%
--------------------------------------------------------------------------------------------------------------------------
   12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.45 times                0.36 times
--------------------------------------------------------------------------------------------------------------------------
   13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      41.16%                    15.78%
--------------------------------------------------------------------------------------------------------------------------
   14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   5.59%                     0.00%
--------------------------------------------------------------------------------------------------------------------------
   15    OPERATING INCOME TO INTEREST PAID                                    47.02 times              111.45 times
--------------------------------------------------------------------------------------------------------------------------
   16    NET SALES TO TOTAL LIABILITIES (**)                                  2.88 times                2.40 times
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
--------------------------------------------------------------------------------------------------------------------------
   17    CURRENT ASSETS TO CURRENT LIABILITIES                                3.23 times                3.08 times
--------------------------------------------------------------------------------------------------------------------------
   18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.53 times                1.84 times
--------------------------------------------------------------------------------------------------------------------------
   19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.53 times                1.19 times
--------------------------------------------------------------------------------------------------------------------------
   20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                 9.86%                    55.70%
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
         CASH FLOW
--------------------------------------------------------------------------------------------------------------------------
   21    CASH FLOW FROM NET INCOME TO NET SALES                                 13.23%                    34.20%
--------------------------------------------------------------------------------------------------------------------------
   22    CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES                (22.99)%                  (18.72)%
--------------------------------------------------------------------------------------------------------------------------
   23    CASH GENERATED (USED) IN OPERATING TO INTEREST PAID                 (36.85) times              54.20 times
--------------------------------------------------------------------------------------------------------------------------
   24    EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING               81.66%                    36.90%
--------------------------------------------------------------------------------------------------------------------------
   25    INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING               18.34%                    63.10%
--------------------------------------------------------------------------------------------------------------------------
   26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH
         GENERATED (USED) IN INVESTMENT ACTIVITIES                              101.96%                   94.67%
--------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------------
                                                                          QUARTER OF PRESENT        QUARTER OF PREVIOUS
  REF                             CATEGORIES                                FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------
   D
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
    1    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 9.92                    $ 10.00
---------------------------------------------------------------------------------------------------------------------------
    2    BASIC PROFIT PER PREFERENCE SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
    3    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
    4    CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)                      $ 9.92                    $ 10.00
---------------------------------------------------------------------------------------------------------------------------
    5    EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING
         PROFIT PER SHARE (**)                                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
    6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
         CONTINUOUSOPERATING PROFIT PER SHARE (**)                              $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
    7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS
         OPERATING PROFIT PER SHARE (**)                                        $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
    8    CARRYING VALUE PER SHARE                                               $ 60.20                   $ 50.94
---------------------------------------------------------------------------------------------------------------------------
    9    CASH  DIVIDEND ACCUMULATED PER SHARE                                   $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
   10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
   11    MARKET PRICE TO CARRYING VALUE                                           0.72 times                1.85 times
---------------------------------------------------------------------------------------------------------------------------
   12    MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)                       4.40 times                9.00 times
---------------------------------------------------------------------------------------------------------------------------
   13    MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)                   0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                  CONSOLIDATED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec estimates that its total investment in this transaction was approximately U.S. $135 million. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec's financial results as of such date.

On July 22, 2005 Simec and its parent company ICH have acquired 100% of the Stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, has acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of USD $229 million was financed by internally generated funds. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America. Simec began to operate the plants of Republic on July 22, 2005 and, as a result the operation is reflected in Simec's financial results as of such date.

According with the established in the articles 35 and 81 of the dispositions of general character applicable to the registrants and other participants of the market of values in Mexico, next consolidated earning statements from January 1 to December 31, appear pro forma of Simec by 2005 and 2004, in order to be comparable and the consolidated balance sheet appear Pro Forma of Simec at December 31, 2004 in order to be comparable against December 31, 2005.

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                      FROM JANUARY 1 TO DECEMBER 31 OF 2005

------------------------------------------------------------------------------------------------------------------
                                       Simec without                                              Consolidated
                                     Apizaco, Cholula     Apizaco and                                Simec
                                       and Republic         Cholula            Republic         Earning Statement
------------------------------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)                  633,433            413,925           1,635,954            2,683,312
------------------------------------------------------------------------------------------------------------------
Net Sales                                4,004,434          2,732,184          16,095,309           22,831,927
------------------------------------------------------------------------------------------------------------------
Cost of Sales                            2,469,937          2,015,006          14,471,080           18,956,023
------------------------------------------------------------------------------------------------------------------
Gross Income                             1,534,497            717,178           1,624,229            3,875,904
------------------------------------------------------------------------------------------------------------------
Operating Expenses                         486,828            246,963             862,926            1,596,717
------------------------------------------------------------------------------------------------------------------
Operating Income                         1,047,669            470,215             761,303            2,279,187
------------------------------------------------------------------------------------------------------------------
Total Financing Cost                        95,667             12,988             133,597              242,252
------------------------------------------------------------------------------------------------------------------
Other Financial Operations                 (8,599)             40,160            (43,325)             (11,764)
------------------------------------------------------------------------------------------------------------------
Income Taxes                                75,908             21,327             243,981              341,216
------------------------------------------------------------------------------------------------------------------
Net Income Before
Minority Interest                          884,693            395,740             427,050            1,707,483
------------------------------------------------------------------------------------------------------------------

                    CONSOLIDATED PRO FORMA EARNING STATEMENT
                              (Thousands of Pesos)
                      FROM JANUARY 1 TO DECEMBER 31 OF 2004

------------------------------------------------------------------------------------------------------------------
                                       Simec without                                              Consolidated
                                     Apizaco, Cholula     Apizaco and                                Simec
                                       and Republic         Cholula            Republic        Earning Statement
------------------------------------------------------------------------------------------------------------------
Steel Sales (Metric Tons)                  617,683            361,286           1,633,209            2,612,178
------------------------------------------------------------------------------------------------------------------
Net Sales                                4,639,172          2,519,462          14,230,131           21,388,765
------------------------------------------------------------------------------------------------------------------
Cost of Sales                            2,550,841          1,837,565          12,799,485           17,187,891
------------------------------------------------------------------------------------------------------------------
Gross Income                             2,088,331            681,897           1,430,646            4,200,874
------------------------------------------------------------------------------------------------------------------
Operating Expenses                         514,002            245,942             643,574            1,403,518
------------------------------------------------------------------------------------------------------------------
Operating Income                         1,574,329            435,955             787,072            2,797,356
------------------------------------------------------------------------------------------------------------------
Total Financing Cost                        34,554             65,335             223,875              323,764
------------------------------------------------------------------------------------------------------------------
Other Financial Operations                  38,074             15,415           (123,624)             (70,135)
------------------------------------------------------------------------------------------------------------------
Income Taxes                               341,383                  0             216,073              557,456
------------------------------------------------------------------------------------------------------------------
Net Income Before
Minority Interest                        1,160,318            355,205             470,748            1,986,271
------------------------------------------------------------------------------------------------------------------

The earnings statement Pro forma for the period January 1 to December 31 2004, includes the information by the period from January 1 to July 31 of 2004, of the companies Atlax and Metamex, previous owners of the plants of Cholula and Puebla and for the earnings statements of Republic includes the results of January 1 to December 31 of 2004 and January 1 to July 22 of 2005 that corresponded to the previous owners of Republic.

                           CONSOLIDATED BALANCE SHEET
                              (Thousands of Pesos)
                                   DECEMBER 31

-----------------------------------------------------------------------------------------------------------------
                                                2005                           Pro-forma 2004
-----------------------------------------------------------------------------------------------------------------
                                            Consolidated          Simec          Adjustments        Consolidated
                                            Simec Balance        without           Republic        Simec Balance
                                                Sheet            Republic                              Sheet
-----------------------------------------------------------------------------------------------------------------
Activo Circulante                              6,937,320         2,895,211         4,703,686         7,598,897
-----------------------------------------------------------------------------------------------------------------
Inmuebles, Planta y Equipo                     6,961,902         6,036,933           225,399         6,262,332
-----------------------------------------------------------------------------------------------------------------
Activo Diferido                                  749,155           313,407           182,319           495,726
-----------------------------------------------------------------------------------------------------------------
Activo Total                                  14,648,377         9,245,551         5,111,404        14,356,955
-----------------------------------------------------------------------------------------------------------------
Pasivo Circulante                              2,149,017           939,633         1,372,766         2,312,399
-----------------------------------------------------------------------------------------------------------------
Pasivo a Largo Plazo                             389,019                 0         2,636,875         2,636,875
-----------------------------------------------------------------------------------------------------------------
Creditos Diferidos                             1,998,764         1,502,846                 0         1,502,846
-----------------------------------------------------------------------------------------------------------------
Capital Contable                              10,111,577         6,803,072         1,101,763         7,904,835
-----------------------------------------------------------------------------------------------------------------

The consolidated balance sheet at December 31 of 2005 includes the plants of Apizaco, Cholula and Republic and for the consolidated balance sheet Pro forma at December 31, 2004 includes the information of Republic at December 31, 2004, the plants of Apizaco and Cholula already are integrated in the consolidated balance sheet of Simec at December 31, 2004.

s35 Stockholders' Equity:

Effects of inflation - The effects of inflation on stockholders' equity at December 31, 2005 are as follows:

                                          Historical        Restated
                                             Cost             Amount          Total
Capital stock                           Ps. 2,012,147    Ps. 1,441,901    Ps. 3,454,048
Additional paid-in capital                    702,224          137,337          839,561
Contributions for future
  Capital increases                           457,256                0          457,256
Retained earnings                           3,884,180          660,907        4,545,087
Excess resulting from restating
    Stockholders' equity to reflect
    Certain effects of inflation                 --            (92,547)         (92,547)
Effect deferred income tax
    Bulletin D-4                             (662,340)        (237,724)        (900,064)

s39 Premium in subscription of Capital Stock made in March 29, 2001 and April 29, 2005.

s44 In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 1,864,393 at December 31, 2005 compared to Ps. 1,480,919 at December 31, 2004. The effect on Simec's consolidated statement of income in 2005, was an increase of Ps. 7,755 in the provision for income tax and employee profit sharing compared to an increase of Ps. 318,396 in 2004. These provisions do not affect the cash flow of Simec.

r24 There are not interest paid in UDI's

r26 There are not interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

                                                   December 31,    December 31,
                                                       2005            2004
Net loss (profit) in money exchange                Ps.   (626)     Ps.   (336)
Net loss (profit) in liabilities actualization         (5,212)         (1,205)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                 DIRECTOR REPORT
                                     ANNEX 1                        CONSOLIDATED

         INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
                 OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2005, Simec's total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which $33.4 million is debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars). At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

On July 22, 2005 Simec and its parent company ICH acquired 100% of the stock of PAV Republic, Inc. ("Republic"). Simec, ICH's largest subsidiary, acquired 50.2% of Republic's stock, and ICH purchased the remaining 49.8%. The cash purchase price of U.S. $229 million was financed by internally generated funds. At December 31, 2005, the total amount of Republic's liabilities was of U.S. $37.7 million (Ps. 407 million), with a weighted average cost per year of 5.87%. Republic is the leading producer of special bar quality (SBQ) steel in the United States and, together with Simec, will become the largest producer of this kind of steel in North America.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrias Ferricas del Norte, S.A. (Corporacion Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec's total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock issued in the second quarter of 2005. Simec began operating the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec's financial results as of such date.

Net resources used by operations were Ps. 1,275 million in 2005 (including the effects of the acquisition of Republic) versus Ps. 909 million of net resources provided by operations in 2004. Net resources provided by financing activities were Ps. 2,497 million in 2005 (which amount includes the purchase by ICH of the capital stock of Republic for Ps. 1,791 million and a capital contribution from ICH to Simec in the amount of Ps. 457 million for capital stock to be issued in the future) versus Ps. 401 million of net resources provided by financing activities in 2004 (which amount reflects the prepayment of Ps. 20 million (U.S. $1.7 million) of bank debt, a capital contribution from ICH to Simec in the amount of Ps. 229 million ($19 million) for capital stock to be issued in the future and a capital contribution of certain minority shareholders of Simec for Ps. 24 million). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,534 million in (including Ps. 1,349 from the acquisition of property, plant and equipment of Republic) versus net resources used in investing activities of Ps. 1,349 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Year Ended December 31, 2005 compared toYear Ended December 31, 2004

Net Sales

Net sales of Simec increased 122% to Ps. 13,064 million in 2005 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 2,732 million and the newly acquired plants of Republic of Ps. 6,328 million), compared to Ps. 5,872 million in 2004 (including the net sales generated by the newly acquired plants in Apizaco and Cholula of Ps. 1,233 million). Sales in metric tons of basic steel products increased 123% to 1,722,315 metric tons in 2005 (including 413,925 metric tons generated by the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) compared to 773,297 metric tons in 2004 (including 155,614 metric tons relating to the newly acquired plants in Apizaco and Cholula). Exports (including sales by U.S. subsidiaries) of basic steel products increased 733% to 809,083 metric tons in 2005 (including 19,261 tons relating to the newly acquired plants in Apizaco and Cholula and 674,957 metric tons generated by the newly acquired plants of Republic) versus 97,126 metric tons in the same period of 2004 (including 12,394 metric tons relating to the newly acquired plants in Apizaco and Cholula). Additionally, Simec sold 14,487 metric tons of billet in 2005, compared to 41,832 tons of billet in 2004. The average price of steel products (excluding the sales of Republic) decreased 14% in real terms in 2005 versus 2004.

Direct Cost of Sales

Simec's direct cost of sales increased 206% to Ps. 10,426 million in 2005 (including Ps. 2,015 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 5,942 million relating to the newly acquired plants of Republic, including $17.6 million, Ps. 194 million, of costs related to the application of the Financial Accounting Standard Board "FASB" 141, although this provision did not affect the cash flow of Simec) compared to Ps. 3,413 million in 2004 (including Ps. 862 million relating to the newly acquired plants in Apizaco and Cholula). Direct cost of sales as a percentage of net sales was 80% in 2005 compared to 58% in the same period of 2004. The average cost of raw materials used to produce steel products (excluding the production of Republic) increased 1% in real terms in 2005 versus 2004, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec's marginal profit increased 7% to Ps. 2,638 million in 2005 (including Ps. 717 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 386 million relating to the newly acquired plants of Republic) compared to Ps. 2,459 million in 2004 (including Ps. 371 million relating to the newly acquired plants in Apizaco and Cholula). As a percentage of net sales, marginal profit was 20% in 2005 compared to 42% in 2004.

Indirect Manufacturing, Selling, General and Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 71% to Ps. 1,011 million in 2005 (including Ps. 247 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 277 million relating to the newly acquired plants of Republic) from Ps. 590 million in 2004 (including Ps. 75 million relating to the newly acquired plants in Apizaco and Cholula); Simec recorded an increase of Ps. 107 million in depreciation and amortization expense, which in 2005 was Ps. 328 million (including Ps. 60 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 72 million relating to the newly acquired plants of Republic) compared to Ps. 221 million in 2004 (including Ps. 10 million relating to the newly acquired plants in Apizaco and Cholula).

Operating Income

Simec's operating income decreased 13% to Ps. 1,627 million in 2005 (including Ps. 470 million relating to the newly acquired plants in Apizaco and Cholula and Ps. 109 million relating to the newly acquired plants of Republic) compared to Ps. 1,869 million in 2004 (including Ps. 296 million relating to the newly acquired plants in Apizaco and Cholula). Operating income was 12% of net sales in 2005 and 32% of net sales in 2004.

Financial Income (Expense)

Simec recorded financial expense of Ps. 129 million in 2005 compared to financial expense of Ps. 37 million in 2004. Simec recorded an exchange loss of approximately Ps. 86 million in 2005 compared to an exchange gain of Ps. 4 million in 2004, reflecting a 4.3% increase in the value of the peso versus the dollar in 2005 compared to a 0.3% decrease in the value of the peso versus the dollar in the same period of 2004. Net interest expense was Ps. 11 million in 2005 versus net interest income of Ps. 6 million in 2004. Simec recorded a loss from monetary position of Ps. 32 million in 2005 compared to a loss from monetary position of Ps. 47 million in the same period of 2004, reflecting the domestic inflation rate of 3.3% in 2005 as compared to 5.2% in the same period of 2004 and lower debt levels during 2005.

Other Income (Expense), Net

Simec recorded other expense, net, of Ps. 15 million in 2005 compared to other expense, net, of Ps. 38 million in 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 14 million (ii) a reserve of Ps. 6 million relating to clean-up of contaminated land at the Pacific Steel facilities (iii) a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment (iv) a reserve for doubtful accounts of Ps. 10 million; and (v) other expense related to other financial operations of Ps. 23 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 129 million for income tax and employee profit sharing in 2005 (including a provision of Ps. 8 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 341 million in 2004 (including a provision of Ps. 318 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income Before Minority Interest

Simec recorded net income before minority interest of Ps. 1,354 million in 2005 compared to net income before minority interest of Ps. 1,453 million in 2004.

Minority Interest

Simec recorded minority interest of Ps. 28 million in 2005 versus no minority interest recorded in 2004. The minority interest reflects the 49.8% interest in Republic held by ICH.

Net Income

As a result of the foregoing Simec recorded net income of Ps. 1,326 million in 2005 compared to net income of Ps. 1,453 million in 2004.

Purchase Price Accounting

Under purchase price accounting (US accounting standard FASB #141) the company is required to value the assets (current assets, primarily inventories, property, plant & equipment and intangible assets) and liabilities (primarily deferred taxes) at market as of the purchase date. The purchase price accounting adjustments were recorded on the opening balance sheet for Republic. Due to our higher basis in the inventory (market value rather than production costs) our cost of sales expense increased approximately $17.6 million in July, August and September. This provision does not affect the cash flow of Simec.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liability resulting from the adoption of this Bulletin was Ps. 1,864 million at December 31, 2005 compared to Ps. 1,481 million at December 31, 2004. The effect on Simec's consolidated statement of income in 2005 was an increase of Ps. 8 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 318 million in 2004. These provisions do not affect the cash flow of Simec.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                     ANNEX 2                      CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Compania Siderurgica de California, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

o     SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2005 are as follows:

                                                            Years
                                                            -----
      Buildings..........................................  15 to 50
      Machinery and equipment ...........................  10 to 40
      Buildings and improvements (Republic)..............  10 to 25
        Land improvements (Republic).....................  5 to 25
        Machinary and equipment (Republic)...............  5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2005 and 2004. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2005, Simec's total consolidated debt consisted of U.S. $38 million (Ps. 410 million), of which $33.4 million is debt held by GE Capital, $4.3 million dollars held by the Ohio Department of Development Loan, and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2005 was U.S. 309,311 dollars). At December 31, 2004, Simec had outstanding approximately $13.9 million of U.S. dollar-denominated debt.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 14,982 (U.S. $1,390,133) at December 31, 2005, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,436 per month.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                         RLATIONS OF SHARES INVESTMENTS
                                     ANNEX 3                        CONSOLIDATED

  --------------------------------------------------------------------------------------------------------------------------
                COMPANY NAME                      MAIN          NUMBER OF         OWNERSHIP             TOTAL AMOUNT
                                               ACTIVITIES         SHARES                            (Thousands of Pesos)
  --------------------------------------------------------------------------------------------------------------------------
  SUBSIDIARIES                                                                                     ACQUISITION     PRESENT
                                                                                                       COST         VALUE
  --------------------------------------------------------------------------------------------------------------------------
  1 CIA SIDERURGICA DE
    GUADALAJARA                                MINI-MILL        474,393,215           99.99            38,359     5,581,313
  --------------------------------------------------------------------------------------------------------------------------
  2 ADMINISTRADORA DE CARTERA
    DE OCCIDENTE                                                     49,999           99.99                50      (34,781)
  --------------------------------------------------------------------------------------------------------------------------
  3 SIMREP (REPUBLIC)                                                502.20           50.22         1,224,727     1,267,382
  --------------------------------------------------------------------------------------------------------------------------
  TOTAL INVESTMENT IN SUBSIDIARIES                                                                  1,263,136     6,813,914
  --------------------------------------------------------------------------------------------------------------------------
  ASSOCIATEDS                                                             0            0.00                 0             0
  --------------------------------------------------------------------------------------------------------------------------
  TOTAL INVESTMENT IN ASSOCIATEDS                                                                           0             0
  --------------------------------------------------------------------------------------------------------------------------
  OTHER PERMANENT INVESTMENTS                                                                                             0
  --------------------------------------------------------------------------------------------------------------------------
  TOTAL                                                                                                           6,813,914
  --------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                     ANNEX 5

                                                                 CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Amortization of Credits in
                                                                                              Foreign Currency With
         Credit             Amortization  Rate of   Denominated In                              National Entities
                                                                                               (Thousands of Pesos)
                                                                         ----------------------------------------------------------
         Type /                 Date      Interest      Pesos                                       Time Interval
                                                    -------------------------------------------------------------------------------

      Institution                                    Until   More Than   Current   Until 1   Until 2  Until 3   Until 4   Until 5
                                                     1 Year  1 Year       Year      Year     Years     Years     Years    Years or
                                                                                                                           More
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------------------------------------------------------
GE CAPITAL                  20/05/2009      6.25
OHIO DEPARTAMENT OF DEVEL.  31/07/2008      3.00

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                               0          0         0         0         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------------
MEDIUM  TERM  NOTES         15/12/1998      9.33          0          0         0         0         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE                                     0          0         0         0         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                             426,240          0         0   157,752         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                     426,240          0         0   157,752         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                             170,776          0         0         0         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                           170,776          0         0         0         0       0          0          0
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               597,016          0         0   157,752         0       0          0          0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                Amortization of Credits in
                                                  Foreign Currency With
         Credit                                     Foreing Entities
                                                   (Thousands of Pesos)
                            ------------------------------------------------------------------
         Type /                                          Time Interval
                            ------------------------------------------------------------------

      Institution             Current     Until 1   Until 2   Until 3   Until 4     Until 5
                               Year         Year     Years      Years     Years     Years or
                                                                                      More
----------------------------------------------------------------------------------------------
BANKS
----------------------------------------------------------------------------------------------
WITH WARRANTY
----------------------------------------------------------------------------------------------
GE CAPITAL                                                              359,975
OHIO DEPARTAMENT OF DEVEL.                 17,646    18,322    10,722

----------------------------------------------------------------------------------------------
TOTAL BANKS                         0      17,646    18,322    10,722   359,975            0
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
STOCK EXCHANGE
----------------------------------------------------------------------------------------------
UNSECURED DEBT
----------------------------------------------------------------------------------------------
MEDIUM  TERM  NOTES             3,255                     0         0         0            0
----------------------------------------------------------------------------------------------
TOTAL  STOCK EXCHANGE           3,255           0         0         0         0            0
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
SUPPLIERS
----------------------------------------------------------------------------------------------
VARIOUS                             0     804,266         0         0         0            0
----------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                     0     804,266         0         0         0            0
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
----------------------------------------------------------------------------------------------
VARIOUS                             0     495,294         0         0         0            0
----------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES           0     495,294         0         0         0            0
AND OTHER CREDITS
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
TOTAL                           3,255   1,317,206    18,322    10,722   359,975            0
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------

NOTES:

      1.- The exchange rate of the peso to the U.S. Dollar at December 31, 2005 was Ps. 10.7777

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                      MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)

                                    ANNEX 6                     CONSOLIDATED

-------------------------------------------------------------------------------------------------------------------------------
                                                        DOLLARS                       OTHER CURRENCIES                TOTAL
-------------------------------------------------------------------------------------------------------------------------------
      TRADE BALANCE                          THOUSANDS OF     THOUSANDS OF     THOUSANDS OF      THOUSANDS OF     THOUSANDS OF
                                               DOLLARS           PESOS           DOLLARS            PESOS            PESOS
-------------------------------------------------------------------------------------------------------------------------------
FOREING MONETARY POSITION
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    163,318        1,760,182              0                 0           1,760,182
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                            172,972        1,864,242            277             2,990           1,867,232
-------------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION                 136,877        1,475,223            277             2,990           1,478,213
-------------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                   36,095          389,019              0                 0             389,019
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                     (9,654)        (104,060)          (277)           (2,990)           (107,050)
-------------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2005 WAS PS. 10.7777

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                             INTEGRATION AND INCOME
                        CALCULATION BY MONETARY POSITION
                              (Thousands of Pesos)
                                    ANNEX 7                    CONSOLIDATED

--------------------------------------------------------------------------------------------------------------------------
                                                                         (ASSET)                                  MONTHLY
                                                                       LIABILITIES                                 PROFIT
                                  MONETARY            MONETARY           MONETARY              MONTHLY              AND
   MONTH                           ASSETS           LIABILITIES          POSITION             INFLATION            (LOSS)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
JANUARY                          1,799,870             972,894            (826,976)              0.00                   0
--------------------------------------------------------------------------------------------------------------------------
FEBRUARY                         1,918,511           1,026,720            (891,791)              0.33             (2,971)
--------------------------------------------------------------------------------------------------------------------------
MARCH                            1,948,041             966,819            (981,222)              0.45             (4,423)
--------------------------------------------------------------------------------------------------------------------------
APRIL                            2,091,477             914,341          (1,177,136)              0.36             (4,192)
--------------------------------------------------------------------------------------------------------------------------
MAY                              2,169,331           1,037,828          (1,131,503)            (0.25)               2,843
--------------------------------------------------------------------------------------------------------------------------
JUNE                             2,293,416             859,419          (1,433,997)            (0.10)               1,376
--------------------------------------------------------------------------------------------------------------------------
JULY                             2,407,446             851,441          (1,556,005)              0.39             (6,068)
--------------------------------------------------------------------------------------------------------------------------
AUGUST                           3,781,343           3,861,719               80,376              0.12                  96
--------------------------------------------------------------------------------------------------------------------------
SEPTEMBER                        3,990,458           2,904,299          (1,086,159)              0.40             (4,353)
--------------------------------------------------------------------------------------------------------------------------
OCTOBER                          3,605,989           3,073,368            (532,621)              0.25             (1,307)
--------------------------------------------------------------------------------------------------------------------------
NOVEMBER                         3,454,153           2,668,641            (785,512)              0.72             (5,654)
--------------------------------------------------------------------------------------------------------------------------
DECEMBER                         3,577,867           2,505,191          (1,072,676)              0.61             (6,589)
--------------------------------------------------------------------------------------------------------------------------
ACTUALIZATION                                                                                                       (434)
--------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                                                                          0
--------------------------------------------------------------------------------------------------------------------------
FOREIGN CORPOPATION                                                                                                     0
--------------------------------------------------------------------------------------------------------------------------
OTHER                                                                                                                   0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                            (31,676)
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

               BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

                                    ANNEX 8                     CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A) Current assets to current liabilities must be 1.0 times or more.

      B) Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A) Accomplished the actual situation is 3.23 times.

      B) Accomplished the actual situation is 0.31

      C) Accomplished the actual situation is 56.49

      As of December 31, 2005, the remaining balance of the MTNs not exchanged amounts to Ps. 3,255 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                    ANNEX 9                     CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                PLANT OR CENTER                            ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
-----------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS        480                86
-----------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS        250                85
-----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE               SALE OF STEEL PRODUCTS                          0                 0
-----------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS        460                90
-----------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                          874                93
-----------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                         1,252               85
-----------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS        816                79
-----------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS        576                96
-----------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS        114                90
-----------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS        76                 63
-----------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS        59                 63
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                    ANNEX 10                    CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         DOMESTIC               COST
    DOMESTIC           MAIN SUPPLIERS        FOREIGN            MAIN SUPPLIERS         SUBSTITUTION          PRODUCTION (%)
-----------------------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS              SCRAP               VARIOUS                      YES                35.64
-----------------------------------------------------------------------------------------------------------------------------
ELECTRICITY           C.F.E                                                                 NO                  6.41
-----------------------------------------------------------------------------------------------------------------------------
FERROALLOYS           MINERA AUTLAN        FERROALLOYS         GFM TRADING                  YES                12.50
-----------------------------------------------------------------------------------------------------------------------------
ELECTRODES            UCAR CARBON          ELECTRODES          SGL CARBON                   YES                 8.61
                      MEXICANA                                 GROUP
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT
                                    ANNEX 11                    CONSOLIDATED

                                 DOMESTIC SELLS

-----------------------------------------------------------------------------------------------------------------------------
         MAIN PRODUCTS                     TOTAL PRODUCTION                  NET SELLS                  MAIN DESTINATION
-----------------------------------------------------------------------------------------------------------------------------
                                        VOLUME         AMOUNT          VOLUME         AMOUNT        TRADEMARKS     COSTUMERS
-----------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                        197         752,721            188       1,248,748
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                        164         674,376            154         948,284
-----------------------------------------------------------------------------------------------------------------------------
REBAR                                      242         891,291            160         863,879
-----------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                   179         819,629            180       1,104,648
-----------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                 240       1,114,705            225       1,675,779
-----------------------------------------------------------------------------------------------------------------------------
OTHER                                        0               0              2          19,917
-----------------------------------------------------------------------------------------------------------------------------
BILLET                                      14          44,585             13          60,764
-----------------------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                            404       3,569,242
-----------------------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                          63         552,259
-----------------------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE
ROUNDS                                     165       1,459,598
-----------------------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE
PRODUCTS                                    43         382,329
-----------------------------------------------------------------------------------------------------------------------------
T O T A L                                           10,260,735                      5,922,019
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT
                                    ANNEX 11                    CONSOLIDATED

                                  FOREIGN SELLS

-----------------------------------------------------------------------------------------------------------------------------
         MAIN PRODUCTS                    TOTAL PRODUCTION                    NET SELLS                 MAIN DESTINATION
-----------------------------------------------------------------------------------------------------------------------------
                                        VOLUME         AMOUNT          VOLUME         AMOUNT        TRADEMARKS      COSTUMERS
-----------------------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                                                        13          77,590
-----------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                                                        13          80,517
-----------------------------------------------------------------------------------------------------------------------------
REBAR                                                                      81         451,183
-----------------------------------------------------------------------------------------------------------------------------
STEEL BARS                                                                 23         169,790
-----------------------------------------------------------------------------------------------------------------------------
FLAT BAR                                                                    4          29,092
-----------------------------------------------------------------------------------------------------------------------------
BILLET                                                                      1           7,439
-----------------------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                                                           404       4,028,040
-----------------------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                                                         63         850,846
-----------------------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE
ROUNDS                                                                    165       1,073,124
-----------------------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE
PRODUCTS                                                                   43         374,777
-----------------------------------------------------------------------------------------------------------------------------
T O T A L                                                                           7,142,398
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                                                 CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

-----------------------------------------------------------------------------------------------------------------------
  SERIES    NOMINAL     VALID                            NUMBER OF SHARES                           CAPITAL STOCK
             VALUE      CUPON                                                                    (Thousands of Pesos)
-----------------------------------------------------------------------------------------------------------------------
                                        FIXED         VARIABLE                     FREE
                                       PORTION         PORTION       MEXICAN     SUSCRIPTION      FIXED      VARIABLE
-----------------------------------------------------------------------------------------------------------------------
    B                                 30,283,350     107,646,249          0      137,929,599      441,786    1,570,361
-----------------------------------------------------------------------------------------------------------------------
  TOTAL                               30,283,350     107,646,249          0      137,929,599      441,786    1,570,361
-----------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :

             137,929,599

SHARES PROPORTION BY :

   CPO'S : 0
   ADRS's:   3,227,412 ADR'S OF 1 SHARE EACH ONE.
   UNITS:    0
   GDRS's:   0
   ADS's:    0
   GDS's:    0

                             REPURCHASED OWN SHARES

                        NUMBER OF            MARKET VALUE OF THE SHARE
      SERIES              SHARES        AT REPURCHASE              AT QUARTER


NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                            CONSTRUCTION IN PROGRESS
                  (Project, Total Investment and % of Advance)

                                    ANNEX 13                      CONSOLIDATED

THE PROYECTS IN PROGRESS AT DECEMBER 31, 2005, ARE:

   PROYECTS IN PROGRESS                  TOTAL INVESTMENT     PHISICAL ADVANCE     FINISHED AT
CASTER PROJECT IN
CANTON                                       438,223                85%            APRIL 2006
MEXICALI                                      34,789                90%            MARCH 2006
VARIOUS PROJECTS IN TLAXCALA                  25,774
VARIOUS PROJECTS IN GUADALAJARA AND
MEXICALI                                       7,954
                                             -------
TOTAL INVESTMENT AT
DECEMBER 31, 2005                            506,740
                                             =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

              FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES

                                    ANNEX 14                     CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 4 YEAR: 2005
GRUPO SIMEC, S.A. DE C.V.

                                                                 CONSOLIDATED

      DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION
                           CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

      ING LUIS GARCIA LIMON                         C.P. JOSE FLORES FLORES
      CHIEF EXECUTIVE OFFICER                       CHIEF FINANCIAL OFFICER

                    GUADALAJARA, JAL, AT FEBRUARY 22 OF 2006